EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Expressed in United States Dollars)

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	March 31, 2023	December 31, 2022
		$	$
Assets
Current assets
Cash and cash equivalents		4,166,474	4,174,654
Accounts receivable	4	3,584,110	2,000,062
Prepaid expenses		622,150	595,531
Total current assets		8,372,734	6,770,247

Non-current assets
Royalty, stream and other interests	5	32,740,016	32,860,568
Intangible assets	6	1,309,824	1,355,709
Restricted cash		700,000	700,000
Deferred royalty acquisitions	5	114,161	118,932

Total assets		43,236,735	41,805,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	2,127,960	1,766,131
Dividends payable	8	496,397	447,583
Income taxes payable		171,141	584,148
Other liabilities	10	1,893,907	176,434
Total current liabilities		4,689,405	2,974,296

Non-current liabilities
Other liabilities	10	-	425,281
Deferred taxes payable		3,595,516	2,991,431

Total liabilities		8,284,921	6,391,008

Equity
Share capital	8	57,858,947	57,020,116
Equity reserves	9	3,179,674	3,303,503
Deficit		(26,086,807)	(24,909,171)

Total equity		34,951,814	35,414,448

Total liabilities and equity		43,236,735	41,805,456

Commitments and contingencies (Note 14)

Subsequent events (Note 19)

Approved by the Board of Directors on May 10, 2023

Signed “Kyle Floyd” , Director	Signed “Robert Sckalor” , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements

1

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022
		$	$
Revenue
Royalty revenue		3,580,855	1,155,935
Other revenue		-	315,084
Total revenue	16	3,580,855	1,471,019

Cost of sales
Depletion	5	(615,998)	(306,726)
Gross profit		2,964,857	1,164,293

Operating expenses
General and administration	11,13	(1,301,245)	(1,212,998)
Share-based compensation	9,10,13	(680,824)	(239,663)
Project evaluation expenses	5	(39,810)	-
Total operating expenses		(2,021,879)	(1,452,661)

Income (loss) from operations		942,978	(288,368)

Other income (expenses)
Realized loss on investments		-	(156,538)
Unrealized loss on investments		-	(40,309)
Other income (expenses)	12	(841,155)	348,669
Income (loss) before income taxes		101,823	(136,546)

Income tax expense	17	(783,062)	(103,846)

Net loss and comprehensive loss		(681,239)	(240,392)

Weighted average number of shares outstanding
Basic and diluted		44,976,602	39,507,127

Loss per share
Basic and diluted		(0.02)	(0.01)

See accompanying notes to the unaudited condensed interim consolidated financial statements

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
	#	$	$	$	$
	(Note 8)	(Note 8)	(Note 9)

Balance, December 31, 2021	39,379,199	43,648,023	1,163,397	(24,101,745)	20,709,675
Exercise of RSUs	84,474	170,112	(170,112)	-	-
Exercise of warrants	103,432	304,471	(60,118)	-	244,353
Share redemption (normal course issuer bid)	(21,700)	(41,369)	-	(23,741)	(65,110)
Share-based compensation	-	-	272,475	-	272,475
Net loss and comprehensive loss	-	-	-	(240,392)	(240,392)

Balance, March 31, 2022	39,545,405	44,081,237	1,205,642	(24,365,878)	20,921,001

Balance, December 31, 2022	44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued for royalty milestone payments	215,769	495,446	-	-	495,446
Dividends declared	-	-	-	(496,397)	(496,397)
Exercise of RSUs	152,918	343,385	(343,385)	-	-
Share-based compensation	-	-	219,556	-	219,556
Net loss and comprehensive loss	-	-	-	(681,239)	(681,239)

Balance, March 31, 2023	45,126,956	57,858,947	3,179,674	(26,086,807)	34,951,814

See accompanying notes to the unaudited condensed interim consolidated financial statements

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

	Note	Three months ended March 31, 2023	Three months ended March 31, 2022
		$	$
Cash flows from (used) in operating activities
Net loss for the period		(681,239)	(240,392)
Adjustments for:
Fair value change of other liabilities	10	830,924	(282,372)
Deferred tax expense (recovery)	17	604,085	(92,862)
Foreign exchange gain on cash and cash equivalents		7,869	48,895
Share-based compensation	9,10	680,824	239,663
Amortization	6	45,885	45,885
Depletion	5	615,998	306,726
Realized loss on investments		-	156,538
Unrealized loss on investments		-	40,309
		2,104,346	222,390
Changes in non-cash working capital:
Accounts receivable		(1,584,048)	(590,790)
Prepaid expenses		(26,619)	64,148
Accounts payable and accrued liabilities		419,345	(297,281)
Income taxes payable		(413,007)	196,708
Net cash flows from (used in) operating activities		500,017	(404,825)

Cash flows (used in) from investing activities
Deferred royalty acquisitions		(52,745)	-
Proceeds from sale of investments		-	831,240
Net cash flows (used in) from investing activities		(52,745)	831,240

Cash flows (used in) from financing activities
Dividends paid	8	(447,583)	-
Share redemption (normal course issuer bid)	8	-	(65,110)
Exercise of warrants		-	244,353
Net cash flows (used in) from financing activities		(447,583)	179,243

(Decrease) increase in cash and cash equivalents		(311)	605,658
Impact of foreign exchange on cash and cash equivalents		(7,869)	(48,895)
Cash and cash equivalents, beginning of the period		4,174,654	5,064,802

Cash and cash equivalents, end of the period		4,166,474	5,621,565

Supplemental cash flow information (Note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 80% of the Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its portfolio of exploration and development stage royalties.

2. Basis of preparation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS34”), as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2022. They do not include all of the information and disclosures required by IFRS for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended March 31, 2023 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2023. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2022.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on May 10, 2023.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its three wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Changes in accounting policies

Certain new accounting standards and interpretations have been published that are currently effective requirements. These standards did not have a material impact on the Company’s current or future reporting periods.

(e) Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods commencing on or after January 1, 2024. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

Effective on January 1, 2024, the amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2022.

4. Accounts receivable

	March 31, 2023	December 31, 2022
	$	$
Royalties receivable	3,469,097	1,921,670
Sales tax recoverable	115,013	78,392

	3,584,110	2,000,062

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

5. Royalty, stream and other interests

As at and for the three months ended March 31, 2023:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount

Wonmunna	Australia	14,527,467	-	-	14,527,467	(830,176)	(329,826)	-	(1,160,002)	13,367,465
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	-	-	(29,633)	2,464,652
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,198,243)	(123,822)	-	(1,322,065)	1,327,673
South Railroad	USA	2,316,757	-	-	2,316,757	(79,814)	(5,877)	-	(85,691)	2,231,066
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(528,220)	(144,895)	-	(673,115)	33,310
Lynn Lake	Canada	873,088	-	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(93,637)	-	-	(93,637)	382,086
Sulfur Springs/	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(75,121)	(11,578)	-	(86,699)	175,629
Montanore	USA	61,572	-	-	61,572	-	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Other	Australia	1,606,079	-	-	1,606,079	-	-	-	-	1,606,079
Other	Peru	1,545,609	-	-	1,545,609	-	-	-	-	1,545,609
Other	Canada	950,164	495,446	-	1,445,610	-	-	-	-	950,164

Total		35,695,412	495,446	-	36,190,858	(2,834,844)	(615,998)	-	(3,450,842)	32,740,016

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	March 31, 2023	December 31, 2022
	$	$
Australia	24,009,157	24,462,805
USA	2,292,638	2,298,515
South Africa	1,914,844	1,914,844
Canada	2,318,698	1,823,252
Peru	1,545,609	1,545,609
Brazil	625,760	637,338
Nigeria	33,310	178,205

	32,740,016	32,860,568

Deferred royalty acquisitions

Deferred royalty acquisitions as at March 31, 2023 of $114,161 (December 31, 2022 - $118,932) relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty, stream and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are reallocated to project evaluation expenses.

6. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2022	1,837,500
Additions	-
March 31, 2023	1,837,500

Accumulated amortization at:
December 31, 2022	481,791
Additions	45,885
March 31, 2023	527,676

Net book value at:
December 31, 2022	1,355,709
March 31, 2023	1,309,824

7. Accounts payable and accrued liabilities

	March 31, 2023	December 31, 2022
	$	$
Trade payables	530,766	448,206
Sales tax payable	408,997	345,036
Accrued liabilities	1,188,197	972,889

	2,127,960	1,766,131

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

8. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at March 31, 2023 and at December 31, 2022 is as follows:

	March 31, 2023	December 31, 2022
	$	$
Issued and outstanding: 45,126,956 (December 31, 2022: 44,758,269) common shares	57,858,947	57,020,116

Share issuances for the three months ended March 31, 2023

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Goldlund royalty, for total consideration of $495,446.

Dividends

On November 14, 2022, the Board of Directors of the Company declared a dividend of $0.01 per common share payable on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022. Total dividends of $447,583 were payable as at December 31, 2022, which were paid on January 13, 2023.

On March 13, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023. Total dividends of $496,397 were payable as at March 31, 2023, which were paid on April 14, 2023.

9. Equity reserves

Warrants

The following summarizes the warrant activity for the three months ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	3,600,000	4.50	251,762	3.00
Exercised	-	-	(103,432)	3.00

Outstanding, end of period	3,600,000	4.50	148,330	3.00

Exercisable, end of period	3,600,000	4.50	148,330	3.00

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
May 25, 2024	3,600,000	4.50	0.99

	3,600,000	4.50	0.99

See Note 10 for additional warrants classified as other liabilities.

Options

The Company maintains an omnibus long-term incentive plan dated May 19, 2020 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As at March 31, 2023, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

The following summarizes the stock option activity for the three months ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,603,984	3.71	799,826	3.25
Granted	-	-	804,158	4.16

Outstanding, end of period	1,603,984	3.71	1,603,984	3.71

Exercisable, end of period	1,001,951	3.62	199,957	3.25

The following table summarizes information of stock options outstanding as at March 31, 2023:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	3.25	599,871	3.25
March 9, 2027	4.16	804,158	3.94	402,080	3.94

		1,603,984	3.60	1,001,951	3.53

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the three months ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	615,044	2.56	581,696	2.13
Granted	-	-	263,548	3.01
Exercised	(152,918)	2.25	(84,474)	2.01

Outstanding, end of period	462,126	2.59	760,770	2.45

Vested, end of period	241,789	2.51	74,975	2.31

10. Other liabilities

The following summarizes the other liabilities balance:

	March 31, 2023	December 31, 2022
	$	$
Warrants	1,276,140	445,216
PSUs	617,767	156,499
	1,893,907	601,715
Less: current portion	1,893,907	176,434

Non-current portion	-	425,281

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

Warrants

The following summarizes the warrant activity for three months ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning and end of period	5,097,550	4.50	5,097,550	4.50

Exercisable, end of period	5,097,550	4.50	5,097,550	4.50

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
May 14, 2023	2,289,667	4.50	0.12
March 25, 2024	2,807,883	4.50	0.99

	5,097,550	4.50	0.60

The Company used the BSM to estimate the period end fair value of warrants during the period using the following weighted average assumptions:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Expected stock price volatility	42%	47%
Risk-free interest rate	3.78%	2.27%
Expected life	0.60 years	1.60 years
Period end share price	$3.05	$2.84
Expected dividend yield	1.81%	-

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the three months ended March 31, 2023 and 2022:

	March 31, 2023		March 31, 2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	895,166	0.23	787,584	1.36
Increase for the period	7,374	0.68	3,324	1.22

Outstanding, end of period	902,540	0.68	790,908	1.22

Vested, end of period	-	-	-	-

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

The Company used the Monte Carlo simulation model to estimate the period end fair value of PSUs during the period using the following weighted average assumptions:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Expected stock price volatility	38%	44%
Risk-free interest rate	4.34%	2.16%
Expected life	0.48 years	0.93 years
Period end share price	$3.05	$2.84
Expected dividend yield	1.81%	-

11. General and administration

The Company’s general and administrative expenses incurred for three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Corporate administration	316,799	367,666
Professional fees	221,030	114,087
Salaries and benefits	689,537	685,360
Director fees	27,994	-
Depreciation	45,885	45,885

	1,301,245	1,212,998

12. Other income (expenses)

The Company’s Other income (expenses) for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Fair value change of other liabilities	(830,924)	282,372
Foreign exchange gain	(63,863)	63,226
Interest income	53,632	3,071

	(841,155)	348,669

13. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Short-term employee benefits	677,211	575,860
Share-based compensation	641,599	160,254

	1,318,810	736,114

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

14. Commitments and contingencies

As at March 31, 2023, the Company did not have any right-of-use assets or lease liabilities.

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The Company believes that none of the litigation in which it is currently involved or have been involved with, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis, and certain consulting agreements, as follows:

April 1, 2023 to March 31, 2024
$
Leases	12,980
Consulting agreements	18,248

31,228

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,576,517
Janet Ivy(1)(4)	2,008,424
Goldlund(1)(5)	369,467
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	669,475
Koolyanobbing(8)	334,737
El Molino(9)	450,000
Uley(1)(10)	147,284
Winston Lake(11)	73,893
Norbec & Millenbach(11)	18,473

11,898,270

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)	A milestone payment of C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.
(6)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(7)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

15. Supplemental cash flow information

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Change in accrued deferred royalty acquisitions	(57,516)	-
Share issuance for royalty milestone payments	495,446	-

16. Segment information

For the three months ended March 31, 2023 and 2022, the Company operated in one reportable segment being the acquisition of royalty interests.

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

For the three months ended March 31, 2023 and 2022, revenues generated from each geographic location is as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Australia	2,819,734	741,678
Nigeria	717,883	380,995
Brazil	27,733	17,757
USA	15,505	15,505
Canada	-	315,084

Total	3,580,855	1,471,019

The Company has the following non-current assets in eight geographic locations:

	March 31, 2023	December 31, 2022
	$	$
Australia	24,709,157	25,162,805
USA	2,292,638	2,298,515
Canada	2,432,859	1,942,184
South Africa	1,914,844	1,914,844
Peru	1,545,609	1,545,609
Cayman Islands	1,309,824	1,355,709
Brazil	625,760	637,338
Nigeria	33,310	178,205

Total	34,864,001	35,035,209

17. Income taxes

For the three months ended March 31, 2023 and 2022, income tax recognized in net loss and comprehensive loss is comprised of the following:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$	$
Current tax expense	178,977	196,708
Deferred tax expense (recovery)	604,085	(92,862)

Income tax expense	783,062	103,846

18. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2023 and the year ended December 31, 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at March 31, 2023, the Company had cash and cash equivalents of $4,166,474 (December 31, 2022 - $4,174,654) and working capital of $3,683,329 (December 31, 2022 - $3,795,951).

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at March 31, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive loss by $649,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2023 and December 31, 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except for other liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at March 31, 2023

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(1,893,907)	(1,893,907)

	-	-	(1,893,907)	(1,893,907)

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2023 and 2022 (Expressed in United States Dollars)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at March 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

	March 31, 2023	December 31, 2022
	$	$
Balance, beginning of period	601,715	3,327,672
Change in valuation of financing warrants (Note 10)	830,924	(2,200,312)
Share-based compensation expense on PSUs (Note 10)	461,268	(525,645)

Balance, end of period	1,893,907	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at March 31, 2023, the capital structure of the Company consists of $34,951,814 (December 31, 2022 - $35,414,448) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

19. Subsequent events

On May 10, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

15